ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held December 15-17, 2010, the Board of Trustees for the Registrant voted to change the names for the following American Fund of Funds as follows:

Previous Name:                                                                                                   New Name

Emerging Markets Value Fund                                                                         Emerging Markets Fund

At a special meeting held January 10, 2011, the Board of Trustees for the Registrant voted to revise the Principal Investment Strategies of the Optimized Value Fund.

The revised the Principal Investment Strategies is as follows:

Optimized Value Fund

Principal Investment Strategies: Under normal market conditions, the fund invests at least 65% of its total assets in equity securities of U.S. companies with the potential for long-term growth of capital, with a market capitalization range, at the time of investment, equal to that of the fund’s benchmark, the Russell 1000 Value Index. As of October 31, 2010, the market capitalization range of the Russell 1000 Value Index was $209 million to $335.3 billion.

The equity securities in which the fund may invest include common and preferred stocks and securities convertible into common or preferred stocks, including convertible bonds and debentures. The subadviser uses fundamental analysis to select securities for inclusion in the fund, emphasizing securities that may have been undervalued by the market.

The subadviser will seek to identify large companies with strong industry position, leading market share, proven management or strong fundamentals.

The fund may also invest in foreign securities and in American Depository Receipts (ADRs), American Depository Shares (ADSs), European Depository Receipts (EDRs), Global Depository Receipts (GDRS) and other securities with equity characteristics. It may also invest in exchange-traded funds (ETFs).

The fund may invest in or use equity index futures, warrants and rights for hedging purposes in a manner consistent with the investment objectives of the fund and as permitted by applicable securities legislation. Such use would include the hedging of significant cash flows into or out of the fund.

The fund’s investment process may, at times, result in a higher than average portfolio turnover ratio and increased trading expenses.

Portfolio Managers

Effective January 12, 2011, the following persons became the portfolio managers of the Optimized Value Fund:

Walter McCormick, CFA. Senior Managing Director, Senior Portfolio Manager

Prior to joining Manulife Asset Management in 2010, Walter McCormick was managing director and senior portfolio manager with the Berkeley Street Equity team at Wells Capital Management. He joined WellsCap from Evergreen Investments, where he served in a similar role since 2002. Earlier, he served as head of the Large Cap Core Growth Team at Keystone Investments and as head of the Large Cap Value Team at David L. Babson & Co. Walter began his investment industry career in 1970 as a senior portfolio manager and director of Equity Investments for Rhode Island Hospital Trust National Bank. He earned a bachelor’s degree from Providence College and a master’s degree in business administration from Rutgers University. Walter has earned the right to use the CFA designation and is a member of the Boston Security Analysts Society. He is also past president of the Providence Society of Financial Analysts. Mr. McCormick began his investment career in 1970.

Emory (Sandy) Sanders, CFA. Senior Managing Director, Senior Portfolio Manager

Prior to joining Manulife Asset Management in 2010, Sandy Sanders was a portfolio manager on the Berkeley Street Equity Team at Wells Capital Management. He joined WellsCap from Evergreen Investments, where he began his investment industry career in 1997. Sandy earned a bachelor’s degree from the University of Vermont. He has earned the right to use the CFA designation and is a member of the Boston Security Analysts Society. Mr. Sanders began his investment career in 1997.